File No. 812-14167

As filed with the Securities and Exchange Commission on August 26, 2013

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c)
OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER
OF EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2 UNDER THE
ACT AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS
RULES AND FORMS

Franklin Templeton International Trust
Franklin Templeton Variable Insurance Products Trust
Templeton Income Trust
Templeton Global Investment Trust
Franklin Alternative Strategies Funds
K2/D&S Management Co., L.L.C.
Templeton Asset Management Ltd.
Franklin Advisers, Inc.

One Franklin Parkway
San Mateo, California 94403-1906

Please direct all communications regarding this Application to:

Bruce G. Leto, Esq.
Michael W. Mundt, Esq.
Stradley Ronon Stevens & Young LLP
2600 One Commerce Square
Philadelphia, Pennsylvania  19103-7098
(215) 564-8115, BLeto@stradley.com
(202) 419-8403, MMundt@stradley.com

With a copy to:

Craig S. Tyle, Esq.
Franklin Templeton Investments
One Franklin Parkway
San Mateo, California  94403-1906

This Application (including Exhibits) contains 37 pages.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of

Franklin Templeton International Trust
Franklin Templeton Variable Insurance
          Products Trust
Templeton Income Trust
Templeton Global Investment Trust
Franklin Alternative Strategies Funds
K2/D&S Management Co., L.L.C.
Templeton Asset Management Ltd.
Franklin Advisers, Inc.

One Franklin Parkway
San Mateo, California  94403-1906

Investment Company Act of 1940
File No. 812-14167
) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )
FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2 UNDER THE ACT AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

I.	INTRODUCTION

Franklin Templeton International Trust, Franklin Templeton Variable Insurance Products Trust, Templeton Income Trust, Templeton Global Investment Trust, and Franklin Alternative Strategies Funds (each, a “Trust” and collectively, the “Trusts”), each a registered open-end management investment company that offers one or more series of shares (each a “Series” and collectively, the “Series”) and Franklin Advisers, Inc., Templeton Asset Management Ltd., and K2/D&S Management Co., L.L.C. (each, a “Manager” and together with the Trusts, the “Applicants”)1, the investment managers to the Trusts, hereby file this amended application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit a Manager, subject to the approval of the board of trustees of a Trust (the “Board”), including a majority of those who are not “interested persons” of the Series, or the Manager as defined in Section 2(a)(19) of the 1940 Act (the “Independent Board Members”), to, without obtaining shareholder approval:  (i) select certain wholly-owned and

1
The term “Manager” includes (i) each Manager, and (ii) any entity controlling, controlled by or under common control with, any Manager or its successors. For the purposes of the requested order, “successor” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.

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non-affiliated investment sub-advisers (each a “Sub-Advisor” and collectively, the “Sub-Advisors”) to manage all or a portion of the assets of a Series and enter into investment sub-advisory agreements with the Sub-Advisors (each a “Sub-Advisory Agreement” and collectively, the “Sub-Advisory Agreements”), and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisors. As used herein, a Sub-Advisor for a Series is (1) an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the Manager for that Series, or (2) a sister company of the Manager for that Series that is an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the same company that, indirectly or directly, wholly owns the Manager (each of (1) and (2) a “Wholly-Owned Sub-Advisor” and collectively, the “Wholly-Owned Sub-Advisors”), or (3) an investment sub-adviser for that Series that is not an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Series or the Manager, except to the extent that an affiliation arises solely because the sub-adviser serves as a sub-adviser to one or more Series (each a “Non-Affiliated Sub-Advisor” and collectively, the “Non-Affiliated Sub-Advisors”).2

Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the Series from certain disclosure obligations under the following rules and forms:  (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934 (the “Exchange Act”); and (iii) Sections 6-07(2)(a), (b), and (c) of Regulation S-X.

Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series and any other existing or future registered open-end management investment company or series thereof that intends to rely on the requested order in the future and that (i) is advised by a Manager, (ii) uses the multi-manager structure described in this Application, and (iii) complies with the terms and conditions set forth herein (each, a “Subadvised Series”).3 All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants. All Series that currently are, or that currently intend to be, Subadvised

2	Section 2(a)(3) of the 1940 Act defines “affiliated person” as follows:

“Affiliated person” of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Section 2(a)(43) of the 1940 Act defines “wholly-owned subsidiary” of a person as a company 95 per centum or more of the outstanding voting securities of which are, directly or indirectly, owned by such person.

3
The requested order would supersede a previous order obtained by Franklin Advisers, Inc., and Franklin Templeton International Trust granting relief solely with respect to Wholly-Owned Sub-Advisors (Franklin Advisers, Inc., and Franklin Templeton International Trust, Investment Company Act Rel. Nos. 30105 (June 18, 2012) (notice) and 30138 (July 17, 2012) (order) (“Prior Order”)).  If a Subadvised Series has obtained shareholder approval to operate partially in the manner described in this Application (e.g., with respect to Wholly-Owned Sub-Advisors only) and has met all other terms and conditions of the requested order, the Subadvised Series may rely on the applicable part of the order requested in this Application (e.g., hiring Wholly-Owned Sub-Advisors and amending Sub-Advisory Agreements with Wholly-Owned Sub-Advisors).

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Series are identified in the Application. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.4

Applicants are seeking this exemption primarily to enable the relevant Manager and Board to obtain for each Subadvised Series the services of one or more Sub-Advisors believed by the Manager and the Board to be well suited to manage all or a portion of the assets of the Subadvised Series, and to make material amendments to Sub-Advisory Agreements believed by the Manager and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders to approve the Sub-Advisory Agreements. Under this structure, the Manager, in its capacity as investment adviser, evaluates, allocates assets to and oversees the Sub-Advisors, and makes recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board. This structure is commonly referred to as a “multi-manager” structure.

If the relief sought is granted, the Manager, with the approval of the Board, including a majority of the members of the Board who are Independent Board Members, would on behalf of each Subadvised Series, without obtaining shareholder approval, be permitted to (i) hire a Non-Affiliated Sub-Advisor or a Wholly-Owned Sub-Advisor, including terminating an existing sub-adviser and replacing it with one or more Non-Affiliated Sub-Advisors or Wholly-Owned Sub-Advisors, and (ii) materially amend Sub-Advisory Agreements with Non-Affiliated Sub-Advisors and Wholly-Owned Sub-Advisors. Shareholder approval will continue to be required for any other sub-adviser changes and material amendments to an existing Sub-Advisory Agreement with any sub-adviser other than a Non-Affiliated Sub-Advisor or a Wholly-Owned Sub-Advisor, in each case (all such changes requiring shareholder approval referred to herein as “Ineligible Sub-Advisor Changes”), except as otherwise permitted by applicable law or by rule or other action of the Commission or its staff.

For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the Subadvised Series would be negatively impacted without the requested relief because of delays in hiring or replacing Sub-Advisors and costs associated with the proxy solicitation to approve new or amended Sub-Advisory Agreements.

II.	THE TRUSTS

Each Trust is organized as a Delaware statutory trust and is registered with the Commission as an open-end management investment company under the 1940 Act.  Each Trust currently has at least one Series that is authorized to operate under a multi-manager structure and to rely on the Prior Order (“Existing Series”).5  Franklin Advisers, Inc. (“FAV”) or Templeton

4
The requested relief will not extend to any sub-adviser, other than a Wholly-Owned Sub-Advisor, who is an affiliated person, as defined in section 2(a)(3) of the 1940 Act, of the Subadvised Series or of the Manager, other than by reason of serving as a sub-adviser to one or more of the Subadvised Series (“Affiliated Sub-Advisor”).

5
The Existing Series are Franklin World Perspectives Fund and Franklin Templeton Global Allocation Fund within Franklin Templeton International Trust, Franklin Managed Volatility Global Allocation VIP Fund within

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Asset Management Ltd. (“TAML”) serves as “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Existing Series.  The Franklin Alternative Strategies Funds intends to offer a new Series, the Franklin K2 Alternative Strategies Fund (“K2 Fund”), that also would rely on the requested relief.  K2/D&S Management Co., L.L.C. (“K2 Advisors”) will serves as “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to the K2 Fund.  The Trusts and the Series are not required to hold annual shareholder meetings.

Each Series has its own distinct investment objective, policies and restrictions. Each Series currently offers or will offer, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to different expenses. As a result, certain Series may issue a class of shares that is subject to a front-end sales load or a contingent deferred sales load.  In addition, a Series or any classes thereof may pay fees in accordance with Rule 12b-1 under the 1940 Act.

III.	THE MANAGERS

FAV is a California corporation and TAML is a Singapore company, and each is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”).  FAV and TAML are wholly-owned direct or indirect subsidiaries of Franklin Resources.  Franklin Resources is a global investment management organization operating as Franklin Templeton Investments and is engaged primarily, through various subsidiaries, in providing investment management, share distribution, transfer agent and administrative services to a family of registered funds.6  Many of Franklin Resources’ subsidiaries that provide investment management services are organized under the laws of different jurisdictions for sales, client servicing and tax purposes.  Generally, the subsidiaries are wholly-owned, directly or indirectly, by Franklin Resources.

Franklin Resources operates the wholly-owned subsidiaries on a unified basis.  For example, wholly-owned subsidiaries generally share order management systems, investment operations support and many compliance policies and procedures.  While each wholly-owned subsidiary has its own personnel and resources, including portfolio managers and analysts, and offers specialized asset management services to clients, the wholly-owned subsidiaries generally share support personnel such as with respect to tax, legal, and accounting matters.

On November 1, 2012, Franklin Resources acquired a majority stake in K2 Advisors Holdings, LLC, of which K2 Advisors is a wholly owned subsidiary.  K2 Advisors is a Delaware limited liability company registered with the Commission as an investment adviser under the Advisers Act.

Franklin Templeton Variable Insurance Products Trust, Templeton Emerging Markets Bond Fund within Templeton Income Trust, Templeton Emerging Markets Balanced Fund within Templeton Global Investment Trust, and Franklin Pelagos Commodities Strategy Fund and Franklin Pelagos Managed Futures Strategy Fund within Franklin Alternative Strategies Funds.

6
Franklin Resources does not directly or indirectly engage in the business of advising others as to the advisability of investing in, purchasing, or selling securities, or otherwise act as an investment manager, and thus is not registered with the Commission as an investment adviser.

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A Manager will serve as the investment manager to each Series pursuant to an investment advisory agreement with the relevant Trust (each an “Investment Management Agreement” and together the “Investment Management Agreements”). Any Manager is or will be registered with the Commission as an investment advisor under the Advisers Act.

Each Investment Management Agreement will be approved by the Board, including a majority of the Independent Board Members, and by the shareholders of the relevant Series in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. Investment Management Agreements for existing Series were approved in the same manner.  The terms of these Investment Management Agreements will comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the 1940 Act with respect to the Investment Management Agreements. Pursuant to the terms of each Investment Management Agreement, a Manager, subject to the supervision of the Board, will provide continuous investment management of the assets of each Series. As the investment manager to each Series, a Manager will have responsibility for determining the securities and other instruments to be purchased, sold or entered into by each Series and will place orders with brokers or dealers selected by the Manager. A Manager will also have responsibility for determining what portion of each Series’ portfolio will be invested in securities and other assets and what portion, if any, will be held uninvested in cash or cash equivalents. The Manager will periodically review a Series’ investment policies and strategies and based on the need of a particular Series may recommend changes to the investment policies and strategies of the Series for consideration by the Board.

Each Investment Management Agreement will provide that the Manager may, subject to the approval of the Board,7 including a majority of the Independent Board Members, and the shareholders of the applicable Subadvised Series (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Series to one or more Sub-Advisors. The Manager will continue to have overall responsibility for the management and investment of the assets of each Subadvised Series, and the Manager’s responsibilities will include, for example, recommending the removal or replacement of Sub-Advisors, and determining the portion of that Subadvised Series’ assets to be managed by any given Sub-Advisor and reallocating those assets as necessary from time to time. If the Manager determines to delegate portfolio management responsibilities to one or more Sub-Advisors, the Manager will evaluate, select and recommend Sub-Advisors to manage the assets (or portion thereof) of a Subadvised Series, oversee, monitor and review the Sub-Advisors and their performance and their compliance with the Subadvised Series’ investment policies and restrictions. If the name of any Subadvised Series contains the name of a Sub-Advisor, the name of the Manager that serves as the primary adviser to the Subadvised Series, or a trademark or trade name that is owned by or publicly used to identify that Manager, will precede the name of the Sub-Advisor.

For its services to each Series under the applicable Investment Management Agreement, a Manager will receive an investment management fee from that Series.  The Manager is solely responsible for compensating each Sub-Advisor from the investment management fees that it receives from the applicable Series.

7	The term “Board” also includes the board of trustees or directors of a future Subadvised Series.

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IV.	THE SUB-ADVISORS

Pursuant to the authority under the Investment Management Agreement, the Manager may enter into Sub-Advisory Agreements with various Sub-Advisors on behalf of the Subadvised Series.8

The Sub-Advisors are and will be “investment advisers” to the Subadvised Series within the meaning of section 2(a)(20) of the 1940 Act and will provide investment management services to the Subadvised Series subject to, without limitation, the requirements of sections 15(c) and 36(b) of the 1940 Act. In addition, the Sub-Advisors will be registered with the Commission as investment advisers under the Advisers Act or exempt from such registration. The Manager will select Sub-Advisors based on the Manager’s evaluation of the Sub-Advisors’ skills in managing assets pursuant to particular investment styles, and will recommend their hiring to the Board. The Manager may employ multiple Sub-Advisors for one or more of the Subadvised Series. In those instances, the Manager would allocate and, as appropriate, reallocate a Subadvised Series’ assets among the Sub-Advisors and the Sub-Advisors would have management oversight of that portion of the Subadvised Series allocated to each of them.

The Manager will engage in an on-going analysis of the continued advisability of retaining a Sub-Advisor and will make recommendations to the Board as needed. The Manager will also negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisors, including the fees paid to the Sub-Advisors, and will make recommendations to the Board as needed.

The Sub-Advisors, subject to the supervision of the Manager and oversight of the Board, generally will determine the securities and other investments to be purchased, sold or entered into by a Subadvised Series’ portfolio or a portion thereof, and generally will place orders with

8
With respect to Franklin World Perspectives Fund, FAV has entered into Sub-Advisory Agreements with Franklin Templeton Investimentos (Brasil) Ltda; Franklin Templeton Investments Corp.; Franklin Templeton Investment Management Limited; Franklin Templeton Asset Management (India) Private Limited (“FT India”); and Franklin Templeton Investment Trust Management Co., Ltd., each of which is a wholly-owned indirect subsidiary of Franklin Resources.

With respect to Franklin Templeton Global Allocation Fund, FAV has entered into Sub-Advisory Agreements with Franklin Mutual Advisers, LLC; Franklin Templeton Institutional, LLC; Franklin Templeton Investment Management Limited; TAML; Templeton Global Advisors Limited; and Templeton Investment Counsel, LLC, each of which is a wholly-owned indirect subsidiary of Franklin Resources.

With respect to Franklin Managed Volatility Global Allocation VIP Fund, FAV has entered into Sub-Advisory Agreements with Franklin Templeton Investment Management Limited and TAML, each of which is a wholly-owned indirect subsidiary of Franklin Resources.

With respect to Templeton Emerging Markets Balanced Fund, TAML has entered into a Sub-Advisory Agreement with FAV, a wholly-owned direct subsidiary of Franklin Resources.

Although authorized to rely on the Prior Order, with respect to Templeton Emerging Markets Bond Fund, Franklin Pelagos Commodities Strategy Fund, and Franklin Pelagos Managed Futures Strategy Fund, the respective Managers have not yet entered into any Sub-Advisory Agreements.

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brokers or dealers that they select. 9  The Sub-Advisors will keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Subadvised Series, and will assist the Manager to maintain the Subadvised Series’ compliance with the relevant requirements of the 1940 Act. The Sub-Advisors will monitor the respective Subadvised Series’ investments and will provide periodic reports to the Board and the Manager. The Sub-Advisors will also make their officers and employees available to the Manager and the Board to review the investment performance and investment policies of the Subadvised Series.

Each existing Sub-Advisory Agreement was approved by the Board, including a majority of the Independent Board Members, and the initial shareholder of the applicable Subadvised Series in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder.  Future Sub-Advisory Agreements will be approved by the Board in the same manner. The terms of each Sub-Advisory Agreement comply fully with the requirements of Section 15(a) of the 1940 Act.  Each Sub-Advisory Agreement sets forth the duties of the Sub-Advisors and precisely describes the compensation that the Sub-Advisor will receive for providing services to the relevant Subadvised Series.  Each Sub-Advisory Agreement also provides that (1) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and manner required by Section 15(c) of the 1940 Act, (2) it may be terminated at any time, without the payment of any penalty, by the Manager, the Board or by the shareholders of the applicable Subadvised Series on not more than sixty days’ written notice to the Sub-Advisor, and (3) it will terminate automatically in the event of its “assignment,” as defined in Section 2(a)(4) of the 1940 Act. To the extent required by law and when the Prior Order does not apply, the Applicants will continue the shareholder approval process for Sub-Advisory Agreements until such time as the Commission grants exemptive relief to the Applicants.

The terms of the Sub-Advisory Agreements will also be reviewed and renewed on an annual basis by the Board, including a majority of the Independent Board Members in accordance with Section 15(c) of the 1940 Act. Each year, the Board will dedicate substantial time to review contract matters, including matters relating to Investment Management Agreements and Sub-Advisory Agreements. The Board will review comprehensive materials received from the Manager, the Sub-Advisors, independent third parties and independent counsel. The Board will consist of a majority Independent Board Members. The Applicants will continue this annual review and renewal process for Sub-Advisory Agreements in accordance with the 1940 Act if the relief requested herein is granted by the Commission.

The Board will review information provided by the Manager and Sub-Advisors when it is asked to approve or renew Sub-Advisory Agreements. A Subadvised Series will disclose in its statutory prospectus that a discussion regarding the basis for the Board’s approval and renewal of the Investment Management Agreement and any applicable Sub-Advisory Agreements is available in the Subadvised Series’ annual or semi-annual report to shareholders for the relevant

9
At this time, however, FT India provides advice with respect to the World Perspectives Fund on a non-discretionary basis due to Indian regulatory requirements.  The Manager places orders with brokers or dealers to effect FT India’s recommendations.  In the future, it is possible that other Wholly-Owned Sub-Advisors or Non-Affiliated Sub-Advisors would provide research, analysis and/or investment recommendations without actually executing trades or having investment discretion.

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period in accordance with Item 10(a)(1)(iii) of Form N- 1A. The information provided to the Board will be maintained as part of the records of the respective Subadvised Series pursuant to Rule 31a-1(b)(4) and Rule 31a-2 under the 1940 Act.

Pursuant to the Sub-Advisory Agreements, the Manager will agree to pay the Sub-Advisors a fee out of the fee paid to the Manager under the relevant Investment Management Agreement.  Each Sub-Advisor will bear its own expenses of providing investment management services to the relevant Subadvised Series. Neither the Trust nor any Subadvised Series will be responsible for paying sub-advisory fees to any Sub-Advisor.

V.	REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

VI.	LEGAL ANALYSIS AND DISCUSSION

a.           Shareholder Vote

i.	Regulatory Background

Section 15(a) of the 1940 Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.” Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted . . . to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.” Further, Rule 18f- 2(c)(1) under the 1940 Act provides that a vote to approve an investment advisory contract required by Section 15(a) of the 1940 Act “shall be deemed to be effectively acted upon with respect to any class or series of securities of such registered investment company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.”

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as any person who, pursuant to an agreement with such registered investment company or with an investment adviser of such registered investment company, is empowered to determine what securities or other property shall be purchased or sold by such registered investment company. Consequently, the Sub-Advisors are deemed to be within the definition of an “investment adviser” and therefore, the Sub-Advisory Agreements are each subject to Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Management Agreements.

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Taken together, Section 15(a) of the 1940 Act and Rule 18f-2 require a majority of the outstanding voting securities of a Subadvised Series to approve Sub-Advisory Agreements whenever the Manager proposes to the Board to hire new Sub-Advisors to manage the assets of a Subadvised Series. These provisions would also require shareholder approval by a majority vote for any material amendment to Sub-Advisory Agreements.

The Sub-Advisory Agreement must precisely describe all compensation to be paid thereunder and provide for its termination without penalty by the Board on not more than 60 days’ notice.10 In addition, the Sub-Advisory Agreements are required to terminate automatically and immediately upon their “assignment,” which could occur upon a change in control of the Sub-Advisors.11

Rule 2a-6 under the 1940 Act provides an exemption from the shareholder voting requirements in Section 15(a) of the 1940 Act and Rule 18f-2 thereunder for certain transactions that do not result in a “change in actual control or management of the investment adviser” to a registered investment company. As a general matter, the Applicants believe that Rule 2a-6 under the 1940 Act may not in all circumstances provide a safe harbor to recommend, hire and terminate Wholly-Owned Sub-Advisors. Each Wholly-Owned Sub-Advisor is expected to run its own day-to-day operations and each will have its own investment personnel. Therefore, in certain instances appointing certain Wholly-Owned Sub-Advisors could be viewed as a change in management and, as a result, an “assignment” within the meaning of the 1940 Act.

ii.	Requested Relief

Applicants seek relief to (i) select Sub-Advisors to manage all or a portion of the assets of a Subadvised Series and enter into Sub-Advisory Agreements and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisors, each subject to the approval of the Board, including a majority of the Independent Board Members, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. The Applicants believe that the relief sought should be granted by the Commission because (1) the Manager either will operate the Subadvised Series, or may operate the Subadvised Series, in a manner that is different from conventional investment companies; (2) the relief will benefit shareholders by enabling the Subadvised Series to operate in a less costly and more efficient manner; and (3) the Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

1.	Operations of the Trusts

Section 15(a) was designed to protect the interest and expectations of a registered investment company’s shareholders by requiring they approve investment advisory contracts,

10	See Section 15(a)(3) of the 1940 Act.

11	See Section 15(a)(4) of the 1940 Act. Section 2(a)(4) of the 1940 Act defines assignment as any direct or indirect transfer or hypothecation of a contract.

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including sub-advisory contracts.12 Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.13 The relief sought in this Application is consistent with this public policy.

In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make the day-to-day investment decisions. The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. Alternatively for multi-manager funds, the investment adviser is not normally responsible for the day-to-day investment decisions and instead, the investment adviser selects, supervises, and evaluates sub-advisers who ultimately are responsible for the day-to-day investment decisions.

Primary responsibility for management of a Subadvised Series’ assets, including the selection and supervision of the Sub-Advisors, is vested in the Manager, subject to the oversight of the Board. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisors in the Manager in light of the management structure of the Subadvised Series, as well as the shareholders’ expectation that the Manager is in possession of information necessary to select Sub-Advisors that it believes are well-positioned to support meeting the investment objectives of the Subadvised Series. The Manager has the requisite expertise to evaluate, select and supervise the Sub-Advisors.

From the perspective of the shareholder, the role of the Sub-Advisors is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. The individual portfolio managers and the Sub-Advisors are each charged with the selection of portfolio investments in accordance with a Subadvised Series’ investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to a Subadvised Series. Shareholders expect the Manager, subject to review and approval of the Board, to select the Sub-Advisors who the Manager believes are well-positioned to achieve the Subadvised Series’ investment objective. Shareholders also rely on the Manager for the overall management of a Subadvised Series and the Subadvised Series’ total investment performance.

Whenever required by Section 15(c) of the 1940 Act, the Board will request and the Manager and each Sub-Advisor will furnish such information as may be reasonably necessary for the Board to evaluate the terms of the Investment Management Agreement and the Sub-Advisory Agreements.  The information that is provided to the Board will be maintained as part of the records of the Subadvised Series in accordance with the applicable recordkeeping requirements under the 1940 Act and made available to the Commission in the manner prescribed by the 1940 Act.

12	See Section 1(b)(6) of the 1940 Act.

13	Hearings on S. 3580 before a Subcomm. Of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David Schenker).

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In addition, the Manager and the Board will consider the reasonableness of the Sub-Advisor’s compensation with respect to each Subadvised Series for which the Sub-Advisor will provide portfolio management services. Although only the Manager’s fee is payable directly by a Subadvised Series, and the Sub-Advisor’s fee is payable by the Manager, the Sub-Advisor’s fee directly bears on the amount and reasonableness of the Manager’s fee payable by a Subadvised Series. Accordingly, the Manager and the Board will consider the fees paid to Sub-Advisors in evaluating the reasonableness of the overall arrangements, consistent with the requirements of Section 15(c) of the 1940 Act.

2.	Lack of Economic Incentives

With respect to the relief sought herein, the Applicants believe that no conflict of interest or opportunity for self-dealing would arise under the terms and conditions of this Application. The Applicants also believe that no economic incentive exists for the Manager to select a Wholly-Owned Sub-Advisor to manage all or a portion of the assets of a Subadvised Series. As noted above, no Subadvised Series will be responsible for compensating a Wholly-Owned Sub-Advisor. The Manager will receive a management fee pursuant to the Investment Management Agreement, which has been approved by the Board, including a majority of the Independent Board Members, and the shareholders of the relevant Subadvised Series. The Manager is responsible, pursuant to the Investment Management Agreement, for paying the Wholly-Owned Sub-Advisor from the management fee it is paid by the Subadvised Series.

Even if the Manager had an economic incentive, it would not be able to act to the detriment of the shareholders of the Subadvised Series because of the conditions set forth in this Application. Applicants assert that conditions 6, 10 and 11 are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address any conflicts of interest. A majority of the entire Board will be Independent Board Members. For any Subadvised Series that uses a sub-adviser that is an “affiliated person” (as such term is defined in the 1940 Act) of the Manager, including, but not limited to, Wholly-Owned Sub-Advisors, a condition requires the Board to make a separate finding, reflected in the Board minutes, that any change in Sub-Advisors to manage all or a portion of the assets of that Subadvised Series is in the best interests of the Subadvised Series and its shareholders. A new Sub-Advisor would also need to be approved by a majority of the Board members who are subject to limits on their ability to have a financial interest in that Sub-Advisor. If a Manager proposes to terminate a Non-Affiliated Sub-Advisor and hire a Wholly-Owned Sub-Advisor for a Subadvised Series, the fees and other terms of the Sub-Advisory Agreement will be reviewed by the Board, including a majority of the Independent Board Members, under Section 15(c) of the 1940 Act, and the management fee paid to the Manager by the Subadvised Series would remain subject to the annual review by the Board. Each Sub-Advisory Agreement would also remain subject to the annual review by the Board, including a majority of the Independent Board Members.

3.	Benefits to Shareholders

Unless the relief requested is granted, when new Sub-Advisors are retained by the Manager on behalf of a Subadvised Series, the shareholders of the Subadvised Series will be required to approve the Sub-Advisory Agreements. Similarly, if Sub-Advisory Agreements are

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amended in any material respect, approval by the shareholders of the affected Subadvised Series will be required. Moreover, if Sub-Advisory Agreements were “assigned” as a result of a change in control of the Sub-Advisors, the shareholders of the affected Subadvised Series would be required to approve retaining the existing Sub-Advisor. In all these instances, the need for shareholder approval would require the Subadvised Series to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Subadvised Series, and generally necessitate the retention of a proxy solicitor. This process is time-intensive, expensive and slow, and, in the case of a poorly performing Sub-Advisor or one whose management team has parted ways with the Sub-Advisor, potentially harmful to the Subadvised Series and its shareholders.

As noted above, shareholders investing in a Subadvised Series that has Sub-Advisors are hiring the Manager to manage the Subadvised Series’ assets by overseeing, evaluating, monitoring and recommending Sub-Advisors, and allocating and reallocating assets among Sub-Advisors, rather than by hiring its own employees to manage the assets directly. Applicants believe that permitting the Manager to perform the duties for which the shareholders of the Subadvised Series are paying the Manager - the selection, supervision and evaluation of the Sub-Advisors - without incurring unnecessary delays or expenses is appropriate in the interest of the Subadvised Series’ shareholders and will allow such Subadvised Series to operate more efficiently. Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), the Subadvised Series will be able to replace Sub-Advisors more quickly and at less cost, when the Board, including a majority of the Independent Board Members, and the Manager believe that a change would benefit a Subadvised Series and its shareholders.

If the relief requested is granted, each Investment Management Agreement will continue to be fully subject to Section 15(a) of, and Rule 18f-2 under, the 1940 Act. Moreover, the Board will consider the Investment Management Agreements and Sub-Advisory Agreements in connection with its annual contract renewal process under Section 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid by the Manager to each Sub-Advisor.

4.	Shareholder Notification

With the exception of the relief requested in connection with Aggregate Fee Disclosure (as defined below), the prospectus and statement of additional information for each Subadvised Series will include all information required by Form N-1A concerning the Sub-Advisors. If new Sub-Advisors are retained or Sub-Advisory Agreements are materially amended, the Subadvised Series’ prospectus and statement of additional information will be supplemented promptly pursuant to Rule 497(e) under the Securities Act of 1933, as amended (the “Securities Act”).

If new Sub-Advisors are hired, the Subadvised Series will inform shareholders of the hiring of a new Sub-Advisor pursuant to the following procedures (“Modified Notice and Access Procedures”):  (a) within 90 days after a new Sub-Advisor is hired for any Subadvised Series, that Subadvised Series will send its shareholders either a Multi-manager Notice or a

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Multi-manager Notice and Multi-manager Information Statement;14 and (b) the Subadvised Series will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Sub-Advisors provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Sub-Advisory Agreements.

Prior to any Subadvised Series relying on the requested relief in this Application, the Board, including its Independent Board Members, will have approved its operations as described herein. Additionally, the shareholders of the applicable Subadvised Series will approve its operation as described herein by a vote of a majority of the outstanding voting securities, within the meaning of the 1940 Act. In the case of any new Subadvised Series that has not yet offered its shares, and all of whose shareholders purchase shares on the basis of a prospectus containing disclosures to the effect that the relief is being sought, or has been obtained, from the Commission, only the approval of the initial shareholder will be obtained.

A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed with the Commission via the EDGAR system.

b.           Fee Disclosure

i.	Regulatory Background

Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years.”

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company’s proxy

14
A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things:  (a) summarize the relevant information regarding the new Sub-Advisor (except as modified to permit Aggregate Fee Disclosure as defined in this Application); (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Subadvised Series.

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statement. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year. Item 22(c)(8) requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percent of the amount in (i). Together, these provisions may require a Subadvised Series to disclose the fees paid to Sub-Advisors in connection with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees. These provisions could require a Subadvised Series’ financial statements to disclose information concerning fees paid to Sub-Advisors, the nature of the Sub-Advisor’s affiliations, if any, with the Manager, and the names of any Sub-Advisors accounting for 5% or more of the aggregate fees paid to the Manager.  An exemption is requested to permit the Funds to include only the Aggregate Fee Disclosure (as defined below).  All other items required by Section 6-07(2)(a), (b), and (c) of Regulation S-X will be disclosed.

ii.	Requested Relief

Applicants seek relief to permit each Subadvised Series to disclose (as a dollar amount and a percentage of a Subadvised Series’ net assets) (a) the aggregate fees paid to the Manager and any Wholly-Owned Sub-Advisors; (b) the aggregate fees paid to Non-Affiliated Sub-Advisors; and (c) the fee paid to each Affiliated Sub-Advisor (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees that may be required by Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(2)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Section 6-07(2)(a), (b) and (c) of Regulation S-X. The Aggregate Fee Disclosure would be presented as both a dollar amount and as a percentage of the Subadvised Series’ net assets. Applicants believe that the relief sought in this Application should be granted because the Manager intends to operate Subadvised Series under a multi-manager structure and no Subadvised Series would be responsible for the payment of advisory fees to the Sub-Advisors. As a result, disclosure of the individual fees that the Manager pays to the Sub-Advisors would not serve any meaningful purpose.

As noted above, the Manager may operate Subadvised Series in a manner different from a traditional investment company. By investing in a Subadvised Series, shareholders are hiring the Manager to manage the Subadvised Series’ assets by overseeing, evaluating, monitoring and

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recommending Sub-Advisors, rather than by hiring its own employees to manage the assets directly. The Manager, under the supervision of the Board, is responsible for overseeing the Sub-Advisors and recommending their hiring and replacement. In return, the Manager receives an advisory fee from each Subadvised Series. Pursuant to each Investment Management Agreement, the Manager will compensate the Sub-Advisors directly. Disclosure of the individual fees that the Manager would pay to the Sub-Advisors does not serve any meaningful purpose since investors pay the Manager to oversee, monitor, evaluate and compensate the Sub-Advisors. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Sub-Advisors are to inform shareholders of expenses to be charged by a particular Subadvised Series and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the advisory fee paid to the Manager will be fully disclosed and therefore, shareholders will know what the Subadvised Series’ fees and expenses are and will be able to compare the advisory fees a Subadvised Series is charged to those of other investment companies.

Indeed, in a more conventional arrangement, requiring the Subadvised Series to disclose the fees negotiated between the Manager and the Sub-Advisors would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser. In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of the Subadvised Series, the shareholders will have chosen to employ the Manager and to rely upon the Manager’s expertise in monitoring the Sub-Advisors, recommending the Sub-Advisors’ selection and termination (if necessary), and negotiating the compensation of the Sub-Advisors. There are no policy reasons that require shareholders of the Subadvised Series to be informed of the individual Sub-Advisor’s fees any more than shareholders of a traditional investment company (single investment adviser) would be informed of the particular investment adviser’s portfolio managers’ salaries.15

The requested relief would benefit shareholders of the Subadvised Series because it would improve the Manager’s ability to negotiate the fees paid to Sub-Advisors. The Manager’s ability to negotiate with the various Sub-Advisors would be adversely affected by public disclosure of fees paid to each Sub-Advisor. If the Manager is not required to disclose the Sub-Advisors’ fees to the public, the Manager may be able to negotiate rates that are below a Sub-Advisor’s “posted” amounts. Moreover, if one Sub-Advisor is aware of the advisory fee paid to another Sub-Advisor, the Sub-Advisor is unlikely to decrease its advisory fee below that amount.

15
The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund is required to include in its statement of additional information, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Subadvised Series, the statement of additional information will describe the structure and method used to determine the compensation received by each portfolio manager employed by any Sub-Advisor. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Subadvised Series, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each Sub-Advisor.

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The relief will also encourage Sub-Advisors to negotiate lower sub-advisory fees with the Manager if the lower fees are not required to be made public.

c.           Precedent

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 for Non-Affiliated Sub-Advisors and Wholly-Owned Sub-Advisors, as well as relief from the disclosure requirements of the rules and forms discussed herein, have been granted previously by the Commission. See, e.g., Munder Series Trust, et al., Investment Company Act Rel. Nos. 30441 (March 29, 2013) (notice) and 30493 (April 24, 2013) (order); Blackstone Alternative Investment Funds, et al., Investment Company Act Rel. Nos. 30416 (March 7, 2013) (notice) and 30444 (April 2, 2013) (order); Cash Account Trust, et al., Investment Company Act Release Nos. 30151 (July 25, 2012) (notice) and 30172 (August 20, 2012) (order).  As noted above, the Prior Order granted relief from Section 15(a) and Rule 18f-2 for the hiring of Wholly-Owned Sub-Advisors only.

VII.	CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions16:

1.
Before a Subadvised Series may rely on the order requested in the Application, the operation of the Subadvised Series in the manner described in this Application, including the hiring of Wholly-Owned Sub-Advisors, will be, or has been, approved by a majority of the Subadvised Series’ outstanding voting securities as defined in the 1940 Act, or, in the case of a new Subadvised Series whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Subadvised Series’ shares to the public.

2.
The prospectus for each Subadvised Series will disclose the existence, substance, and effect of any order granted pursuant to this Application. Each Subadvised Series will hold itself out to the public as employing the multi-manager structure described in this Application. Each prospectus will prominently disclose that the Manager has the ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisors and recommend their hiring, termination and replacement.

3.
The Manager will provide general management services to a Subadvised Series, including overall supervisory responsibility for the general management and investment of the Subadvised Series’ assets. Subject to review and approval of the Board, the Manager will (a) set a Subadvised Series’ overall investment strategies, (b) evaluate, select, and recommend Sub-Advisors to manage all or a portion of a Subadvised Series’ assets, and (c) implement procedures reasonably

16	Applicants will only comply with conditions 7, 8, 9 and 12 if they rely on the relief that would allow them to provide Aggregate Fee Disclosure.

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designed to ensure that Sub-Advisors comply with a Subadvised Series’ investment objective, policies and restrictions. Subject to review by the Board, the Manager will (a) when appropriate, allocate and reallocate a Subadvised Series’ assets among multiple Sub-Advisors; and (b) monitor and evaluate the performance of Sub-Advisors.

4.	A Subadvised Series will not make any Ineligible Sub-Advisor Changes without the approval of the shareholders of the applicable Subadvised Series.

5.	Subadvised Series will inform shareholders of the hiring of a new Sub-Advisor within 90 days after the hiring of the new Sub-Advisor pursuant to the Modified Notice and Access Procedures.

6.
At all times, at least a majority of the Board will be Independent Board Members, and the selection and nomination of new or additional Independent Board Members will be placed within the discretion of the then-existing Independent Board Members.

7.
Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Board Members. The selection of such counsel will be within the discretion of the then-existing Independent Board Members.

8.
The Manager will provide the Board, no less frequently than quarterly, with information about the profitability of the Manager on a per Subadvised Series basis. The information will reflect the impact on profitability of the hiring or termination of any sub-adviser during the applicable quarter.

9.	Whenever a sub-adviser is hired or terminated, the Manager will provide the Board with information showing the expected impact on the profitability of the Manager.

10.
Whenever a sub-adviser change is proposed for a Subadvised Series with an Affiliated Sub-Advisor or a Wholly-Owned Sub-Advisor, the Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of the Subadvised Series and its shareholders, and does not involve a conflict of interest from which the Manager or the Affiliated Sub-Advisor or Wholly-Owned Sub-Advisor derives an inappropriate advantage.

11.
No Board Member or officer of a Subadvised Series, or director or officer of the Manager, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Sub-Advisor, except for (a) ownership of interests in the Manager or any entity, other than a Wholly-Owned Sub-Advisor, that controls, is controlled by, or is under common control with the Manager, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either

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a Sub-Advisor or an entity that controls, is controlled by, or is under common control with a Sub-Advisor.

12.	Each Subadvised Series will disclose the Aggregate Fee Disclosure in its registration statement.

13.
In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that requested in the Application, the requested order will expire on the effective date of that rule.

VIII.	PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The certifications of the Applicants, including the resolutions of the Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act are included as Exhibits A-1 through A-8 to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits B-1 through B-8 to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is One Franklin Parkway, San Mateo, CA  94403-1906, and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

IX.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

[Signature Page Follows]

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The Applicants have caused this Application to be duly signed on their behalf:

Franklin Templeton International Trust	Franklin Templeton Variable Insurance Products Trust

By: /s/ Steven Gray	By: /s/ Steven Gray
Name: Steven Gray	Name: Steven Gray
Title: Vice President and Assistant Secretary	Title: Vice President and Assistant Secretary

Templeton Income Trust	Templeton Global Investment Trust

By: /s/ Steven Gray	By: /s/ Steven Gray
Name: Steven Gray	Name: Steven Gray
Title: Vice President and Assistant Secretary	Title: Vice President and Assistant Secretary

Franklin Alternative Strategies Fund	K2/D&S Management Co., L.L.C

By: /s/ Steven Gray	By: /s/ Gary P. Watson
Name: Steven Gray	Name: Gary P. Watson
Title: Vice President and Secretary	Title: Chief Operating and Financial Officer

Franklin Advisers, Inc.	Templeton Asset Management Ltd.

By: /s/ Craig S. Tyle	By: /s/ Vijay Advani
Name: Craig S. Tyle	Name: Vijay Advani
Title: Chief Legal Officer	Title: Director

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EXHIBITS TO APPLICATION
The following materials are made a part of the Application and are attached hereto:

Designation	Document
Exhibits A-1 through A-8	Authorizations
Exhibits B-1 through B-8	Verifications

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EXHIBIT A-1

OFFICER’S CERTIFICATE

FRANKLIN TEMPLETON INTERNATIONAL TRUST

The undersigned, Steven Gray, Vice President and Assistant Secretary of the Franklin Templeton International Trust (the “Trust”), hereby certifies that the following is a complete, true and correct copy of the resolutions duly adopted by the Board of Trustees of the Trust, regarding the Franklin World Perspectives Fund and Franklin Templeton Global Allocation Fund, each, a series of the Trust, and that such resolutions have not been altered, amended or rescinded and are in full force and effect as of the date hereof:

RESOLVED, that the filing with the SEC of an application for exemptive relief for the Fund under Section 6(c) for exemptions from Section 15 of the 1940 Act and Rule 18f-2 under the 1940 Act, and from certain disclosure requirements,  to operate in a Manager of Managers structure, be and it hereby is, approved; and

FURTHER RESOLVED, that the appropriate officers of the Trust be, and each hereby is, authorized and directed to take any and all actions necessary or appropriate to carry out the intent and purposes of the foregoing resolutions.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of the Trust as of this 26th day of August, 2013.

/s/ Steven Gray
Steven Gray, Vice President and Assistant Secretary

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EXHIBIT A-2

OFFICER’S CERTIFICATE

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST

The undersigned, Steven Gray, Vice President and Assistant Secretary of the Franklin Templeton Variable Insurance Products Trust (the “Trust”), hereby certifies that the following is a complete, true and correct copy of the resolutions duly adopted by the Board of Trustees of the Trust, regarding the Franklin Managed Volatility Global Allocation VIP Fund, a series of the Trust, and that such resolutions have not been altered, amended or rescinded and are in full force and effect as of the date hereof:

RESOLVED, that the filing with the SEC of an application for exemptive relief for the Fund under Section 6(c) for exemptions from Section 15 of the 1940 Act and Rule 18f-2 under the 1940 Act, and from certain disclosure requirements,  to operate in a Manager of Managers structure, be and it hereby is, approved; and

FURTHER RESOLVED, that the appropriate officers of the Trust be, and each hereby is, authorized and directed to take any and all actions necessary or appropriate to carry out the intent and purposes of the foregoing resolutions.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of the Trust as of this 26th day of August, 2013.

/s/ Steven Gray
Steven Gray, Vice President and Assistant Secretary

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EXHIBIT A-3

OFFICER’S CERTIFICATE

TEMPLETON INCOME TRUST

The undersigned, Steven Gray, Vice President and Assistant Secretary of the Templeton Income  Trust (the “Trust”), hereby certifies that the following is a complete, true and correct copy of the resolutions duly adopted by the Board of Trustees of the Trust, regarding the Templeton Emerging Markets Bond Fund, a series of the Trust, and that such resolutions have not been altered, amended or rescinded and are in full force and effect as of the date hereof:

RESOLVED, that the filing with the SEC of an application for exemptive relief for the Fund under Section 6(c) for exemptions from Section 15 of the 1940 Act and Rule 18f-2 under the 1940 Act, and from certain disclosure requirements,  to operate in a Manager of Managers structure, be and it hereby is, approved; and

FURTHER RESOLVED, that the appropriate officers of the Trust be, and each hereby is, authorized and directed to take any and all actions necessary or appropriate to carry out the intent and purposes of the foregoing resolutions.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of the Trust as of this 26th day of August, 2013.

/s/ Steven Gray
Steven Gray, Vice President and Assistant Secretary

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EXHIBIT A-4

OFFICER’S CERTIFICATE

TEMPLETON GLOBAL INVESTMENT TRUST

The undersigned, Steven Gray, Vice President and Assistant Secretary of the Templeton Global Investment Trust (the “Trust”), hereby certifies that the following is a complete, true and correct copy of the resolutions duly adopted by the Board of Trustees of the Trust, regarding the Templeton Emerging Markets Balanced Fund, a series of the Trust, and that such resolutions have not been altered, amended or rescinded and are in full force and effect as of the date hereof:

RESOLVED, that the filing with the SEC of an application for exemptive relief for the Fund under Section 6(c) for exemptions from Section 15 of the 1940 Act and Rule 18f-2 under the 1940 Act, and from certain disclosure requirements,  to operate in a Manager of Managers structure, be and it hereby is, approved; and

FURTHER RESOLVED, that the appropriate officers of the Trust be, and each hereby is, authorized and directed to take any and all actions necessary or appropriate to carry out the intent and purposes of the foregoing resolutions.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of the Trust as of this 26th day of August, 2013.

/s/ Steven Gray
Steven Gray, Vice President and Assistant Secretary

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EXHIBIT A-5

OFFICER’S CERTIFICATE

FRANKLIN ALTERNATIVE STRATEGIES FUND

The undersigned, Steven Gray, Vice President and Secretary of the Franklin Alternative Strategies Fund (the “Trust”), hereby certifies that the following is a complete, true and correct copy of the resolutions duly adopted by the Board of Trustees of the Trust, regarding the Franklin Pelagos Commodities Strategy Fund, Franklin Pelagos Managed Futures Strategy Fund, and Franklin K2 Alternative Strategies Fund, each, a series of the Trust, and that such resolutions have not been altered, amended or rescinded and are in full force and effect as of the date hereof:

RESOLVED, that the filing with the SEC of an application for exemptive relief for the Fund under Section 6(c) for exemptions from Section 15 of the 1940 Act and Rule 18f-2 under the 1940 Act, and from certain disclosure requirements,  to operate in a Manager of Managers structure, be and it hereby is, approved; and

FURTHER RESOLVED, that the appropriate officers of the Trust be, and each hereby is, authorized and directed to take any and all actions necessary or appropriate to carry out the intent and purposes of the foregoing resolutions.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of the Trust as of this 26th day of August, 2013.

/s/ Steven Gray
Steven Gray, Vice President and Secretary

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EXHIBIT A-6

OFFICER’S CERTIFICATE

K2/D&S MANAGEMENT CO., L.L.C.
.
The undersigned, Gary P. Watson, Chief Operating and Financial Officer of K2/D&S Management Co., L.L.C. (the “Company”), hereby certifies that the following is a copy of an Action By Written Consent of the Founding Managing Directors of the Company, duly adopted by the Founding Managing Directors of the Company, and that such votes remain in full force and effect as of the date hereof:

RESOLVED, that the officers of the Company be and each of them hereby is authorized and instructed to prepare, or cause to be prepared, and to execute and file with the Securities and Exchange Commission (“SEC”), in consultation with counsel, one or more applications, and any additional amendments, for exemptive relief from any provision of the Investment Company Act of 1940 (the “1940 Act”), and the rules thereunder, including but not limited to Section 15(a) and Rule 18f-2 and certain disclosure requirements, that is deemed necessary or appropriate by the officers of the Company, to maximize the ability and flexibility of the Company to serve as investment manager for any registered investment company in a manager of managers structure, whereby, among other things, the shareholders of the fund would not be called upon to vote to approve investment subadvisory agreements, or amendments thereto, involving the provision of investment management services to a fund by certain affiliated persons of the Company acting as subadvisers to the fund or by unaffiliated persons acting as subadvisers to the fund; and

FURTHER RESOLVED, that the appropriate officers of the Company, and each of them hereby is, authorized and directed to take any and all actions which each of them, in his or her sole discretion, deems necessary and appropriate to carry out the intent and purposes of the foregoing resolution.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of the Company as of this 26th day of August, 2013.

/s/ Gary P. Watson
Gary P. Watson, Chief Operating and Financial Officer

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EXHIBIT A-7

OFFICER’S CERTIFICATE

TEMPLETON ASSET MANAGEMENT LTD.

The undersigned, Vijay Advani, Director of Templeton Asset Management Ltd. (the “Company”), hereby certifies that the following is a copy of an Action By Written Consent of the Board of Directors of the Company, duly adopted by the Board of Directors of the Company, and that such votes remain in full force and effect as of the date hereof:

RESOLVED, that the officers of the Company be and each of them hereby is authorized and instructed to prepare, or cause to be prepared, and to execute and file with the Securities and Exchange Commission (“SEC”), in consultation with counsel, one or more applications, and any additional amendments, for exemptive relief from any provision of the Investment Company Act of 1940 (the “1940 Act”), and the rules thereunder, including but not limited to Section 15(a) and Rule 18f-2 and certain disclosure requirements, that is deemed necessary or appropriate by the officers of the Company, to maximize the ability and flexibility of the Company to serve as investment manager for any registered investment company in a manager of managers structure, whereby, among other things, the shareholders of the fund would not be called upon to vote to approve investment subadvisory agreements, or amendments thereto, involving the provision of investment management services to a fund by certain affiliated persons of the Company acting as subadvisers to the fund or by unaffiliated persons acting as subadvisers to the fund; and

FURTHER RESOLVED, that the appropriate officers of the Company, and each of them hereby is, authorized and directed to take any and all actions which each of them, in his or her sole discretion, deems necessary and appropriate to carry out the intent and purposes of the foregoing resolution.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of the Company as of this 26th day of August, 2013.

/s/ Vijay Advani
Vijay Advani, Director

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EXHIBIT A-8

OFFICER’S CERTIFICATE

FRANKLIN ADVISERS, INC.

The undersigned, Craig S. Tyle, Chief Legal Officer of Franklin Advisers, Inc. (the “Company”), hereby certifies that the following is a copy of an Action By Written Consent of the Board of Directors of the Company, duly adopted by the Board of Directors of the Company, and that such votes remain in full force and effect as of the date hereof:

RESOLVED, that the officers of the Company be and each of them hereby is authorized and instructed to prepare, or cause to be prepared, and to execute and file with the Securities and Exchange Commission (“SEC”), in consultation with counsel, one or more applications, and any additional amendments, for exemptive relief from any provision of the Investment Company Act of 1940 (the “1940 Act”), and the rules thereunder, including but not limited to Section 15(a) and Rule 18f-2 and certain disclosure requirements, that is deemed necessary or appropriate by the officers of the Company, to maximize the ability and flexibility of the Company to serve as investment manager for any registered investment company in a manager of managers structure, whereby, among other things, the shareholders of the fund would not be called upon to vote to approve investment subadvisory agreements, or amendments thereto, involving the provision of investment management services to a fund by certain affiliated persons of the Company acting as subadvisers to the fund or by unaffiliated persons acting as subadvisers to the fund; and

FURTHER RESOLVED, that the appropriate officers of the Company, and each of them hereby is, authorized and directed to take any and all actions which each of them, in his or her sole discretion, deems necessary and appropriate to carry out the intent and purposes of the foregoing resolution.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of the Company as of this 26th day of August, 2013.

/s/ Craig S. Tyle
Craig S. Tyle, Chief Legal Officer

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Exhibit B-l

Rule 0-2(d)
VERIFICATION

The undersigned, states that he has duly executed this Application for an Exemptive Order dated August 26, 2013 for and on behalf of the Franklin Templeton International Trust, that he is the Vice President and Assistant Secretary of such company; and that all actions by trustees and other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Franklin Templeton International Trust

/s/ Steven Gray
Steven Gray, Vice President and Assistant Secretary

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Exhibit B-2

Rule 0-2(d)
VERIFICATION

The undersigned, states that he has duly executed this Application for an Exemptive Order dated August 26, 2013 for and on behalf of the Franklin Templeton Variable Insurance Products Trust, that he is the Vice President and Assistant Secretary of such company; and that all actions by trustees and other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Franklin Templeton Variable Insurance Products Trust

/s/ Steven Gray
Steven Gray, Vice President and Assistant Secretary

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Exhibit B-3

Rule 0-2(d)
VERIFICATION

The undersigned, states that he has duly executed this Application for an Exemptive Order dated August 26, 2013 for and on behalf of the Templeton Income Trust, that he is the Vice President and Assistant Secretary of such company; and that all actions by trustees and other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Templeton Income Trust

/s/ Steven Gray
Steven Gray, Vice President and Assistant Secretary

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Exhibit B-4

Rule 0-2(d)
VERIFICATION

The undersigned, states that he has duly executed this Application for an Exemptive Order dated August 26, 2013 for and on behalf of the Templeton Global Investment Trust, that he is the Vice President and Assistant Secretary of such company; and that all actions by trustees and other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Templeton Global Investment Trust

/s/ Steven Gray
Steven Gray, Vice President and Assistant Secretary

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Exhibit B-5

Rule 0-2(d)

VERIFICATION

The undersigned, states that he has duly executed this Application for an Exemptive Order dated August 26, 2013 for and on behalf of the Franklin Alternative Strategies Funds, that he is the Vice President and Secretary of such company; and that all actions by trustees and other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Franklin Alternative Strategies Funds

/s/ Steven Gray
Steven Gray, Vice President and Secretary

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Exhibit B-6

Rule 0-2(d)
VERIFICATION

The undersigned, states that he has duly executed this Application for an Exemptive Order dated August 26, 2013 for and on behalf of K2/D&S Management Co., L.L.C.; that he is the  Chief Operating and Financial Officer of such company; and that all actions by the Founding Managing Directors or the sole member and other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

K2/D&S Management Co., L.L.C.

/s/ Gary P. Watson
Gary P. Watson, Chief Operating and Financial Officer

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Exhibit B-7

Rule 0-2(d)
VERIFICATION

The undersigned, states that he has duly executed this Application for an Exemptive Order dated August 26, 2013 for and on behalf of Templeton Asset Management Ltd., that he is a Director of such company; and that all actions by directors or the sole member and other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Templeton Asset Management Ltd.

/s/ Vijay Advani
Vijay Advani, Director

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Exhibit B-8

Rule 0-2(d)

VERIFICATION

The undersigned, states that he has duly executed this Application for an Exemptive Order dated August 26, 2013 for and on behalf of Franklin Advisers, Inc; that he is the Chief Legal Officer of such company; and that all actions by directors or the sole member and other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Franklin Advisers, Inc.

/s/ Craig S. Tyle
Craig S. Tyle, Chief Legal Officer

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